(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 8, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Advisor Series VIII (the trust):
Fidelity Advisor Global Equity Fund (the fund)
File Nos. (002-86711) and (811-03855)
Post-Effective Amendment No. 83

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 83 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, January 1, 2005, and January 24, 2006, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Global Capital Appreciation Fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to register a new class of shares of the fund. The class will be called Fidelity Global Capital Appreciation Fund and will not have a 12b-1 fee.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 14, 2006. We request your comments by April 6, 2006.

Please contact Diane Woodward at (617) 563-0580 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group